UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-34947

Bitauto Holdings Limited

New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing 100044

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes in Registrant’s Certifying Accountant

Effective from May 9, 2015, Bitauto Holdings Limited (“the Company”) will engage PricewaterhouseCoopers Zhong Tian LLP (“PwC China”) as the Company’s independent registered public accounting firm, and dismiss Ernst & Young Hua Ming LLP (“E&Y”). The change of the Company’s independent registered public accounting firm was approved by the audit committee of the board on May 6, 2015. The decision was not made due to any disagreements with E&Y.

E&Y’s audit reports on the Company’s consolidated financial statements as of December 31, 2014 and 2013 and for each of the years ended December 31, 2014, 2013 and 2012 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The audit report of E&Y on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 did not contain an adverse opinion, nor was it qualified or modified.

During each of the years ended December 31, 2014, 2013 and 2012 and the subsequent interim period through May 8, 2015, there were (i) no disagreements between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to E&Y’s satisfaction, would have caused E&Y to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with the Company’s annual report on Form 20-F.

The Company provided E&Y with a copy of the disclosures it is making in this Current Report on Form 6-K and requested from E&Y a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of E&Y’s letter dated May 8, 2015 is attached as Exhibit 99.1.

During each of the years ended December 31, 2014, 2013 and 2012 and the subsequent interim period through May 8, 2015, neither the Company nor anyone on behalf of the Company has consulted with PwC China regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that PwC China concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

On May 8, 2015, the Company issued a press release which included the change in Registrant’s Certifying Accountant. The press release is furnished herewith as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitauto Holdings Limited

By	:	/s/ Bin Li
Name	:	Bin Li
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: May 8, 2015

EXHIBIT INDEX

Exhibit 99.1 – Letter from Ernst & Young Hua Ming LLP to the U.S. Securities and Exchange Commission

Exhibit 99.2 – Press Release dated May 8, 2015

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